SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                 Amendment No.1

                           Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    959542101
                          -----------------------------
                                 (CUSIP Number)

                              Dash Acquisitions LLC
               9701 Wilshire Blvd. #1110, Beverly Hills, CA 90201
                                 (310) 464-6364
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2006
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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CUSIP NO. 959542101                                                 Page 2 of 12
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1       NAME OF REPORTING PERSON

        Dash Acquisitions LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7       SOLE VOTING POWER

        0

8       SHARED VOTING POWER

        433,076

9       SOLE DISPOSITIVE POWER

        0

10      SHARED DISPOSITIVE POWER

        433,076

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        433,076

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        36.3%
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CUSIP NO. 959542101                                                 Page 3 of 12
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14      TYPE OF REPORTING PERSON*

        IN

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CUSIP NO. 959542101                                                 Page 4 of 12
          ---------


1       NAME OF REPORTING PERSON

        Dash Acq. II, LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7       SOLE VOTING POWER

        0

8       SHARED VOTING POWER

        25,535

9       SOLE DISPOSITIVE POWER

        0

10      SHARED DISPOSITIVE POWER

        25,535

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,535

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.2%

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CUSIP NO. 959542101                                                 Page 5 of 12
          ---------


14      TYPE OF REPORTING PERSON*

        IN

CUSIP NO. 959542101                                                 Page 6 of 12
          ---------


1       NAME OF REPORTING PERSON

        Jonathan Dash

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7       SOLE VOTING POWER

        0

8       SHARED VOTING POWER

        458,611

9       SOLE DISPOSITIVE POWER

        0

10      SHARED DISPOSITIVE POWER

        458,611

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        458,611

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        38.5%

CUSIP NO. 959542101                                                 Page 7 of 12
          ---------


14      TYPE OF REPORTING PERSON*

        IN

CUSIP NO. 959542101                                                 Page 8 of 12
          ---------


AMENDMENT NO. 1 TO SCHEDULE 13D

        This Amendment No. 1, dated December 15, 2006, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on November 22, 2006 (the "Schedule 13D"), relating to the common stock, $.01 par value (the "Shares") of Western Sizzlin Corporation, a Delaware corporation.

        This Amendment relates to Common Stock, $0.01 par value, (the "Shares"), of Western Sizzlin Corporation (the "Company" or the "Issuer"), owned by Dash Acquisitions LLC for the account of (i) Dash Acq. II, LP, of which Dash Acquisitions LLC is the general partner and investment advisor.

        Items 2, 3 and 5 and 6 of the Schedule 13D are hereby amended and restated as follows:

ITEM 1.    SECURITY AND ISSUER.

        No Change.

ITEM 2.    IDENTITY AND BACKGROUND

        Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal law securities law during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a) Dash Acquisitions LLC, Jonathan Dash ("Dash") and Dash Acq. II, LP (together the "Reporting Persons").

(b) The address and principal business office of the Reporting Persons is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, CA 90212

(c) Dash's firm is Dash Acquisitions LLC and Dash Acq. II, LP whose principal business is investment advisory services.

(d) During the past five years prior to the date hereof, Dash has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During five years prior to the date hereof, Dash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP NO. 959542101                                                 Page 9 of 12
          ---------


mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)   Dash is a United States Citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        As of December 15, 2006, Dash has invested $104,091 in the Shares of Issuer using his personal funds. The total cost for the Common Stock that Dash Acquisitions LLC and Dash Acq. II, LP may be deemed to beneficially own is $3,581,240. The funds for the purchase of the Common Stock beneficially owned by Dash Acquisitions LLC, Dash Acq. II, LP and Dash with respect to which they share voting power came from the working capital of Dash Acquisitions LLC with funds from Dash's respective clients in his role as an investment advisor of Dash Acquisitions LLC.

ITEM 4.    PURPOSE OF TRANSACTION

        No Change

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        As the holder of sole voting and investment authority over the Shares owned by Dash's Client in Dash Acquisitions LLC ("LLC Client Shares"), Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 433,076 Shares representing approximately 36.3% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer).

        As the holder of sole voting and investment authority over the Shares owned by Dash and by Dash's Client in Dash Acq. II, LP ("LP Client Shares"), Dash Acq. II, LP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 25,535 Shares representing approximately 2.2% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer).

        Dash is the managing member and control person of Dash Acquisitions LLC and of Dash Acq. II, LP, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Dash Acquisitions LLC and Dash Acq. II, LP. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 458,611 Shares representing approximately 38.5% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

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CUSIP NO. 959542101                                                Page 10 of 12
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        The Reporting Persons effected transaction in the Shares during the past
60 days as set forth below:

                                                  Amount of           Price
          Date      Where and how effected        Securities       per shares
    11/28/2006       Open Market Purchase           4,406*              $8.38
    11/28/2006       Open Market Purchase           1,000*              $8.39
    11/28/2006       Open Market Purchase           1,794*              $8.43
    12/05/2006       Open Market Purchase           3,000*              $7.50
    12/05/2006       Open Market Purchase           4,000*              $7.54
    12/05/2006       Open Market Purchase            500*               $7.55
    12/05/2006       Open Market Purchase           5,500*              $7.59
    12/05/2006       Open Market Purchase           2,535*              $7.70
    12/05/2006       Open Market Purchase           3,000*              $7.75
    12/05/2006       Open Market Purchase           2,500*              $7.85
    12/05/2006       Open Market Purchase           2,500*              $7.90
    12/05/2006       Open Market Purchase           2,000*              $8.00
* These shares were purchased by Dash, an investment advisor

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information provided in Item 4 is incorporated by reference. Dash Acquisitions LLC has entered into an agreement with the Dash Acquisitions LLC Clients ("LLC Clients"), whereby it retains voting power and dispositive power over the LLC Clients. The LLC Clients, as of December 15, 2006, own an aggregate of 433,076 Shares of the Issuer consisting only of LLC Client Shares which represent an aggregate amount of approximately 36.3% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer ). Dash Acquisitions LLC retains voting power and beneficiary interests in the Client Shares.

        25,535 shares, consisting of LLC Client Shares and Dash's Shares were transferred from Dash Acquisitions LLC to Dash Acq. II, LP. Dash Acq. II, LP has entered into an agreement with the Dash Acq. II, LP Clients ("LP Clients", whereby it retains voting power and dispositive power over the LP Client Shares. The LP Clients, as of November 22, 2006, own an aggregate of 13,210 Shares of the Issuer which along with Dash's Shares total 25,535 Shares and represent an aggregate amount of approximately 2.2% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer ). Dash Acquisitions LLC retains voting power and beneficiary interests in the Client Shares.

        Dash is the managing member and control person of Dash Acquisitions LLC and Dash Acq. II, LP. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 458,611 Shares representing approximately 38.5% of the outstanding Shares (based upon 1,191,850 shares outstanding as of November 9, 2006, as reported on the latest 10-Q of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

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CUSIP NO. 959542101                                                Page 11 of 12
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        Not applicable

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CUSIP NO. 959542101                                                Page 12 of 12
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  December 15, 2006


                                            By:  /s/ Jonathan Dash
                                                ------------------------
                                                 Jonathan Dash



                                            By:  /s/ Jonathan Dash
                                                ------------------------
                                                 Dash Acquisitions LLC



                                            By:  /s/ Jonathan Dash
                                                ------------------------
                                                 Dash Acq. II, LP